FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 11 DATED MARCH 23, 2012

TO THE PROSPECTUS DATED JULY 15, 2011

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 15, 2011, Supplement No. 8 dated January 20, 2012, Supplement No. 9 dated February 15, 2012, and Supplement No. 10 dated March 13, 2012. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our acquisition of a promissory note secured by a mortgage on a multifamily townhome community in Hermantown, Minnesota; and

•	our entry into an agreement to purchase a multifamily community in Houston, Texas.

Loan Acquisition

On March 21, 2012, we, through a wholly owned subsidiary, purchased, at a discount, a non-performing promissory note (the “Note”), secured by a first priority mortgage on a multifamily townhome community, from an unaffiliated seller, U.S. Bank National Association. The contract purchase price for the Note was $10.3 million, excluding closing costs, and was funded with the proceeds from this offering. The contract purchase price was approximately 52.2% of the $19.75 million outstanding principal balance of the Note (as of March 21, 2012). The Note was originated in March 2007 in the original principal amount of $19.75 million. The borrower, Deerfield Luxury Townhomes, LLC (the “Borrower”), is in default on the Note for failure to make monthly debt service payments.

The Note is secured by a mortgage (the “Mortgage”) encumbering the Deerfield Luxury Townhomes (“Deerfield”), a 166 unit multifamily townhome community located in Hermantown, Minnesota. Deerfield was constructed in 1993. Deerfield has an effective occupancy of 76.5% and offers tenants amenities including an outdoor pool, fitness center, clubhouse, basketball court, and sauna. The purchase price represents a 66% discount to our estimate of the replacement cost of the property if built today.

The Borrower is not affiliated with us or our advisor. As of March 21, 2012, the outstanding loan balance on the Note was approximately $19.75 million, plus unpaid interest and late fees.

Probable Real Estate Investment

On March 19, 2012, we, through a wholly owned subsidiary, entered into an agreement to purchase a multifamily community known as the Bristol Apartments located in Houston, Texas (“Bristol”) from an unaffiliated seller, Tritex Real Estate Advisors II, Inc., a Delaware corporation. Bristol is an 856-unit multifamily community located on an approximately 32-acre site with amenities, including but not limited to, a clubhouse, swimming pool, fitness center, and playground. On March 19, 2012, we made an earnest money deposit of $500,000. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $500,000 of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase Bristol only after satisfaction of agreed upon closing conditions. The purchase price of Bristol is approximately $11.4 million plus closing costs. We intend to fund the purchase of Bristol with proceeds from this offering.

Bristol consists of 856 apartment units, encompassing 691,046 rentable square feet. Bristol was constructed in 1979 and is currently 52% leased. The average in-place rent for the tenants of Bristol is approximately $499. The average occupancy rate for Bristol during 2011 was 40.2%. The average effective monthly rental rate per unit for Bristol during 2011 was $509. We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased. The previous owner of Bristol was unable to provide information relating to the average occupancy rate and the average effective monthly rental rate per unit for Bristol from 2007 through 2010.

We believe that Bristol is suitable for its intended purpose and adequately insured. We intend to make renovations and improvements to Bristol. Improvements will include new roofs and the repainting of the entire property, as well as bringing all down units back to leasable condition.